Mail Stop 4-6

May 10, 2005

Mr. John A. Blaeser
President and Chief Executive Officer
Concord Communications, Inc.
600 Nickerson Road
Marlboro, Massachusetts 01752

Re:	Concord Communications, Inc.
	Post-effective Amendment No. 3 to Registration Statement on
Form
S-3
	Filed April 27, 2005
	File No. 333-112091

Dear Mr. Blaeser:

      We have reviewed your amended filing and have the following comments.

Post-effective Amendment No. 3 to Registration Statement on Form
S-3

Where You Can Find More Information

1. We note that you have filed your amended Form 8-K on May 9,
2005
included the financial statements and pro forma information for Aprisma. Please incorporate this amended Form 8-K by reference into your post-effective amendment. In addition, please note that your incorporation by reference of Forms 8-K filed in 2004 is generally not permitted or required under Form S-3. Please refer to Item 12 of
Form S-3 for additional guidance.

Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures

2. Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent that information required to be disclosed is recorded, processed, summarized and reported on a timely basis. This text does not address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your officers to allow timely decisions regarding required disclosure. Please confirm whether your disclosure controls and procedures are effective with respect to the foregoing requirement. Please see Rule 13a-15(e) of the Exchange Act for additional guidance.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 for assistance on any matters. If you need further assistance, you may contact me at
(202) 551-3730 or Barbara Jacobs, Assistant Director, at (202)
551-
3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Kevin M. Barry, Esq.
	Bingham McCutchen LLP
	150 Federal Street
	Boston, Massachusetts 02110
	Telephone: (617) 951-8000
	Facsimile:  (617) 951-8736